UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: May 2018 (Report No. 2)

Commission file number: 001- 38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

On May 9, 2018, Therapix Biosciences Ltd. (the “Company”) announced that its Board of Directors decided to focus its efforts on the American market and to take steps to voluntarily delist the Company’s ordinary shares from trading on the Tel Aviv Stock Exchange Ltd. (the “TASE”). Following the delisting in Israel, the Company’s American Depositary Shares (“ADSs”) will continue to trade on the Nasdaq Capital Market (“Nasdaq”) in the United States and all of its ordinary shares now traded on the TASE are expected to transfer to Nasdaq. Under applicable Israeli law, including article 35BB of the Israeli Securities Law, the delisting of Company’s ordinary shares from trading on the TASE will take place three months after the date of this announcement (on or about August 9, 2018). During the interim period, the Company’s ordinary shares will continue to be traded on the TASE. The Company will elaborate on subsequent filing the delisting procedures and announce the exact timeline of its TASE delisting when it becomes available. The Company will continue to file public reports and make public disclosures in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and Nasdaq.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd. (Registrant)

By	/s/ Ascher Shmulewitz
Name:	Ascher Shmulewitz, M.D, Ph.D.
Title:	Chief Executive Officer

Date: May 9, 2018

3